EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

06017866

12g3-2(b) File No.82-4922

Ref No. CN. 502/2006

October 18, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 18 2006
WASH, D.C. 180 SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Oct 18, 06

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

dw 10/31

Summary Statement of Assets and Liabilities 1/

As at 30 September 2006

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	14,645,810,941.14	Deposits	730,700,074,993.70
Interbank and money market items	82,388,375,760.49	Interbank and money market items	20,044,475,730.18
Securities purchased under resale agreements	30,580,000,000.00	Liabilities payable on demand	5,819,708,449.02
Investments in securities, net	108,661,710,973.44	Securities sold under repurchase agreements	
(with obligations 9,426,993,887.69 Baht)		Borrowings	47,320,765,727.26
Credit advances (net of allowance for doubtful accounts)	619,345,567,489.14	Bank's liabilities under acceptances	549,633,779.31
Accrued interest receivables	1,057,716,113.80	Other liabilities	19,344,800,334.10
Properties foreclosed	11,832,424,017.60	Total liabilities	823,779,459,013.57
Customers' liabilities under acceptances	549,633,779.31		
Premises and equipment, net	21,403,670,201.78	**Shareholders' equity**	
Other assets	17,718,937,879.79	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,819,411,930.00
		Reserves and net profit after appropriation	48,112,450,461.46
		Other reserves and profit and loss account	13,112,528,411.40
		Total shareholders' equity	85,044,394,202.92
Total Assets	908,823,853,216.49	Total Liabilities and Shareholders' Equity	908,823,853,216.49
Customers' liabilities under unmatured bills	5,054,309,162.92	Bank's liabilities under unmatured bills	5,054,309,162.92
Total	913,878,162,379.41	Total	913,878,162,379.41

	Baht
Non-Performing Loans as at 30 September 2006 (Quarterly)	42,459,722,544.10
(6.52 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at 30 September 2006 (Quarterly)	19,393,575,059.19
Actual allowace for doubtful accounts	29,344,409,082.83
Loans to related parties	15,836,461,194.02
Loans to related asset management companies	7,372,000,000.00
Loans to related parties due to debt restructuring	1,108,432,290.05
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital,	
permitted by the Bank of Thailand	-
Legal capital fund	103,052,409,882.39
Changes in assets and liabilities this month due to the penalty expenses from violating the	
Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	-
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	648,243,461.38
Letters of credit	17,269,980,502.07

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

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